EXHIBIT 99.9

                                                                    May 11, 2004


                     Highlights of Unconsolidated Financial
                               Results for FY2004
                     (April 1, 2003 through March 31, 2004)
           (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                        (Billions of yen unless otherwise specified)
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                                  FY2003                        FY2004                                   FY2005 Forecast
                                (Apr. 2002          (Apr.2003 through Mar. 2004)                 (Apr. 2004 through Mar. 2005)
                                 through       FY2004                                         FY2005
                                Mar. 2003)   semi-annual                                   semi-annual
                                             (Apr. 2003                    % of change     (Apr. 2004                  % of change
                                             through Sep.                     from         through Sep.                from FY2004
                                                2003)                         FY2003          2004)
====================================================================================================================================
Domestic vehicle production         3,513       1,682            3,558          1.3%          1,760         3,610           1.5%
(Thousand units)
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Overseas vehicle production         2,216       1,302            2,739         23.6%          1,520         3,050          11.4%
(Thousand units)
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Domestic vehicle sales              1,724         830            1,765          2.4%            840         1,790           1.4%
(Thousand units)
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Exports                             1,835         890            1,860          1.3%            950         1,880           1.1%
(Thousand units)
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Houses                              3,577       1,951            4,038          2.9%          2,000         4,100           1.5%
(Units)
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Net sales                         8,739.3     4,302.1          8,963.7          2.6%        4,400.0       9,000.0           0.4%
  Domestic                        3,438.4     1,667.5          3,593.1          4.5%
  Export                          5,300.8     2,634.5          5,370.5          1.3%
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Operating income                    861.3       459.1            833.7        - 3.2%          360.0         700.0        - 16.0%
(Income ratio)                     (9.9%)     (10.7%)           (9.3%)                       (8.2%)        (7.8%)
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Ordinary income                     892.6       510.5            915.7          2.6%          370.0         830.0         - 9.4%
(Income ratio)                    (10.2%)     (11.9%)          (10.2%)                       (8.4%)        (9.2%)
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Income before income taxes        1,055.1       510.5            892.4       - 15.4%          340.0         800.0        - 10.4%
(Income ratio)                    (12.1%)     (11.9%)          (10.0%)                       (7.7%)        (8.9%)
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Net income                          634.0       338.0            581.4        - 8.3%          220.0         520.0        - 10.6%
(Income ratio)                     (7.3%)      (7.9%)           (6.5%)                       (5.0%)        (5.8%)
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Factors contributing to                        Operating income decreased by           Operating income is expected to
increases and decreases in                     27.6 billion yen.                       decrease by 133.7 billion yen.

operating income                               (Decrease)                              (Decrease)
                                               Effects of changes in        - 150.0    Effects of changes in             - 240.0
                                               exchange rates                          exchange rates
                                               Increases in sundry           - 37.6    Marketing activities               - 10.0
                                               expenses, etc.                          Increases in depreciation
                                                                                       expenses, etc.                      - 3.7
                                               (Increase)
                                               Cost reduction efforts         160.0    (Increase)
                                                                                       Cost reduction efforts              120.0
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Exchange rates                   Y122/US$     Y118/US$               Y113/US$              Y105/US$       Y105/US$
                                 Y121/Euro    Y134/Euro              Y133/Euro             Y125/Euro      Y125/Euro
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Capital investment                  269.3       120.3                   266.4                140.0          300.0
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Depreciation expenses               257.1       123.5                   244.3                130.0          250.0
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R&D expenses                        581.2       259.0                   591.2                280.0          590.0
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Interest-bearing debt               568.6       533.6                   500.6
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Performance evaluation                                     Increases in sales and
                                                         decreases in operating income
                                                            Increases in sales and
                                                                ordinary income
                                                            reached historic highs.
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Number of employees                65,551         66,099               65,346
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

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Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations in the markets in which Toyota operates, particularly laws, regulations and policies relating to trade restrictions, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.